WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue

New York, NY 10019-6099

Tel:  212 728 8000

Fax: 212 728 8111

September 30, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C.  20549

Attn:  Filing Desk

Re:                               Oracle Healthcare Acquisition Corp. Registration Statement on Form S-1

Dear Ladies and Gentlemen:

In accordance with the requirements of the Securities Act of 1933, as amended (the “Act”), electronically transmitted herewith is a Registration Statement on Form S-1, together with exhibits (the “Registration Statement”), with respect to the offer and sale by Oracle Healthcare Acquisition Corp. (the “Company”) of:  (i) 12,500,000 units (the “Units”), with each Unit consisting of one share of the Company’s common stock, par value $.0001 per share (the “Common Stock”), and one warrant (the “Warrant”), each Warrant entitling the holder thereof to purchase one share of Common Stock, to be sold to the public through CRT Capital Group LLC, as the underwriter (the “Underwriter”), (ii) 3,150,000 additional Units (the “Over-Allotment Units”), which the Underwriter will have a right to purchase from the Company solely to cover over-allotments, if any (over and above the 12,500,000 Units referred to above), (iii) all shares of Common Stock and all Warrants issued as part of the Units and Over-Allotment Units, and (iv) all shares of Common Stock issuable upon exercise of the Warrants included in the Units and Over-Allotment Units. The signature pages and consents have been manually executed prior to the time of this electronic filing and will be retained by the Company for five years.

In accordance with Rule 111 under the Act, Rule 13(c) of Regulation S-T promulgated under the Act and 17 CFR 202.3a, the Company has sent by wire transfer to the Commission’s lockbox depository the amount of $23,687 in payment of the required registration fee.

We advise the staff of the Securities and Exchange Commission (the “Staff”) that copies of the prospectus contained in this Registration Statement will not be made generally available to the public until after comments have been received from the Staff and an amendment to the Registration

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Statement has been filed to incorporate all information required by Section 10 of the Act (other than information permitted to be omitted by Rule 430A).  Accordingly, all other required information relating to the offering will be added to the Registration Statement by amendment.

Pursuant to Rule 461 promulgated under the Act, the Staff is hereby notified that the Company and the Underwriter desire to make oral requests to the Staff requesting the acceleration of effectiveness of the Registration Statement.  The Company and Underwriter have indicated to the undersigned that each of them is aware of their respective obligations under the Act.

If you have any questions or need further information with regard to this matter, please contact the undersigned at (212) 728-8718.

Sincerely,

/s/ Jonathan H. Gatsik

Jonathan H. Gatsik

cc:	William H. Gump
Joel D. Liffmann
Floyd I. Wittlin